Filed by Corgentech Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlgoRx Pharmaceuticals, Inc.

Registration Statement No. on Form S-4: 333-129177

*** *** ***

The following is a joint press release of AlgoRx Pharmaceuticals, Inc. and Corgentech Inc. issued on December 6, 2005.

Contact:	Jennifer Cook Williams Senior Director, Investor Relations 650-624-9600 investors@corgentech.com

CORGENTECH AND ALGORX COMPLETE ENROLLMENT FOR

PHASE 1/2 TRIAL OF AVRINA™, NEW DRUG CANDIDATE FOR ECZEMA

SOUTH SAN FRANCISCO, CA. AND SECAUCUS, NJ, December 6, 2005—Corgentech Inc. (Nasdaq: CGTK) and AlgoRx Pharmaceuticals, Inc. today announced that enrollment has been completed for the second of two multi-center Phase 1/2 clinical trials of Avrina, Corgentech’s NF-kappaB Decoy drug candidate for the treatment of atopic dermatitis, a chronic skin disease also known as eczema that affects about 15 million adults and children in the United States. This trial is being conducted in Australia and Switzerland and enrolled approximately 120 patients. The first trial, being conducted at multiple sites in the United States, enrolled approximately 75 patients.

The multi-center, randomized, double-blind, placebo-controlled trial is evaluating the safety and tolerability of once-a-day versus twice-a-day applications of Avrina to the skin of adult patients with mild-to-moderate eczema.

Avrina is a highly selective and potent inhibitor of the transcription factor, NF-kappaB, which is implicated in inflammatory diseases such as eczema, asthma and inflammatory bowel disease (IBD).

“We look forward to reporting data in the first quarter of 2006 from this robust Phase 1/2 clinical program for eczema, which enrolled approximately 200 patients across both studies,” said Daniel J. Gennevois, M.D., vice president, medical affairs at Corgentech. “Avrina may have the potential to provide durable, long-lasting inflammation reduction while providing patients with more convenient dosing regimens and fewer side effects.”

Study Details

This Phase 1/2 study, which was conducted at multiple sites in Australia and Switzerland enrolled approximately 120 individuals randomized in parallel to one of three groups divided between patients receiving Avrina once a day, patients receiving Avrina twice a day and patients receiving placebo. Study participants are applying the study drug for 28 days to targeted areas of the skin and are then being followed for 14 days after the final treatment. The trial will assess the safety and tolerability of Avrina. Periodic physician assessments of the targeted areas will be made to measure the degree of symptom severity as well as patient evaluations of itchiness.

The Phase 1/2 trial in the United States completed enrollment in October of 2005 of approximately 75 patients randomized in parallel to one of three active treatment dose groups or a control group. Patients applied the study drug twice daily for 21 days to targeted areas of the skin and are being followed for 28 days after the final treatment.

About Eczema

Characterized by itchiness, redness and thickening of the skin, eczema is often associated with elevated levels of immunoglobulin E (IgE) and a personal or family history of allergies, allergic rhinitis and asthma. While topical corticosteroids are currently used to treat eczema, their chronic use is limited due to the potential for significant side effects. Topical calcineurin inhibitors have also shown potential in the treatment of this disease; however these potent immunosuppressive agents have yet to produce long-term safety data. In preclinical studies, Avrina was efficiently delivered to intact skin using several easy-to-manufacture, inexpensive formulations and was effective in reducing the swelling and inflammation associated with eczema with minimal side effects. Clinical trials will demonstrate whether results obtained in preclinical studies will be indicative of future results.

About Corgentech

Corgentech is a biopharmaceutical company focused on the development and commercialization of novel therapeutics for significant unmet medical needs. Corgentech and private company, AlgoRx Pharmaceuticals, Inc., recently announced that they have signed a definitive agreement to merge and create a late-stage company that will be focused on developing and commercializing products for pain management and inflammation. For more information on the company and its technologies, please visit www.corgentech.com.

About AlgoRx

AlgoRx is a private, emerging pharmaceutical company focused on developing and commercializing a diversified portfolio of pharmaceutical product candidates to address pain, a large and under-served market. AlgoRx’s portfolio of pain management drug candidates includes ALGRX 3268, which has completed Phase 3 clinical trials, ALGRX 4975, which is in Phase 2 clinical trials, and ALGRX 1207, which is soon to enter the clinic. AlgoRx is based in Secaucus, NJ. For more information on the company and its technologies, please visit www.algorx.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, Avrina clinical results forecasts of product development, FDA filings, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in Corgentech’s Form 10-K/A for the year ended December 31, 2004 and most recently filed Form 10-Q.

Corgentech and AlgoRx undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Corgentech Inc. has filed a registration statement on Form S-4, and Corgentech and AlgoRx Pharmaceuticals, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Corgentech and AlgoRx. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy statement/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Corgentech Investor Relations at the email address: investors@corgentech.com.

Corgentech, AlgoRx and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Corgentech and AlgoRx in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of AlgoRx and Corgentech described above. Additional information regarding the directors and executive officers of Corgentech is also included in Corgentech’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Corgentech as described above.